Exhibit 99.37

(formerly AIM3 Ventures Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

VOX ROYALTY CORP.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2020 AND 2019
(Expressed in United States Dollars)

INDEX

Independent Auditor’s Report	1 - 3

Consolidated Statements of Financial Position	4

Consolidated Statements of Loss and Comprehensive Loss	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	7

Notes to the Consolidated Financial Statements	8 - 41

Independent Auditors’ Report

To the Shareholders of Vox Royalty Corp.

Opinion

We have audited the consolidated financial statements of Vox Royalty Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2020 and 2019, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards (“IFRS”).

Basis for opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis and the information, other than the consolidated financial statements and our auditor’s report thereon, included in the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risks of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner of the audit resulting in this independent auditor’s report is Koko Yamamoto.

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Ontario

April 26, 2021

Vox Royalty Corp.

Consolidated Statements of Financial Position

(Expressed in United States Dollars)

		December 31,	December 31,
	Note	2020	2019
		$	$
Assets
Current assets
Cash		3,153,958	30,315
Amounts receivable	5	93,271	-
Prepaid expenses		315,020	29,396
Investments	6	-	853,765
Total current assets		3,562,249	913,476
Non-current assets
Amounts receivable	5	1,000,000	961,087
Investments	6	-	1,000,827
Deferred royalty acquisitions		37,697	-
Royalty, stream and other interests	7	8,863,901	1,972,159
Intangible assets	8	1,722,788	-
Total assets		15,186,635	4,847,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	9	226,420	246,187
Convertible notes	10	-	486,006
Derivative liabilities	10, 12, 15	-	39,832
Due to shareholder	11	-	594,980
Total current liabilities		226,420	1,367,005
Non-current liabilities
Convertible notes	10	-	237,516
Derivative liabilities	10, 12, 15	1,042,642	21,865
Total liabilities		1,269,062	1,626,386
Equity
Share capital	13	3,241	6,049
Additional paid-in capital	13	29,147,603	12,095,946
Equity reserves	14	3,878,964	-
Deficit		(19,112,235)	(8,880,832)
Total equity		13,917,573	3,221,163
Total liabilities and equity		15,186,635	4,847,549

Going concern (Note 2)
Commitments and contingencies (Note 19)
Subsequent events (Note 24)

Approved by the Board of Directors on April 26, 2021

Signed	“Kyle Floyd”	, Director	Signed	“Robert Sckalor”	, Director

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

	Note	2020	2019
		$	$
Revenue
Royalty revenue	21	126,227	-
Cost of sales
Depletion	7	(20,836)	-
Gross profit		105,391	-
Operating expenses
General and administration	16, 18	(2,364,163)	(1,190,075)
Share-based compensation	14, 15,18	(4,164,776)	-
Impairment of royalty, stream and other interests	7	(967,045)	-
Total operating expenses		(7,495,984)	(1,190,075)
Loss from operations		(7,390,593)	(1,190,075)
Other income (expenses)
Reverse take-over acquisition costs	4	(1,771,672)	-
Realized loss on investments	6	(1,037,982)	(362,335)
Unrealized loss on investments	6	(426,143)	(196,687)
Other income	17	394,987	507,810
Net loss and comprehensive loss		(10,231,403)	(1,241,287)
Weighted average number of shares outstanding
Basic and diluted		29,358,990	23,841,987
Loss per share
Basic and diluted		(0.35)	(0.05)

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

			Additional
	Number of	Share	Paid-in	Equity		Total
	Shares	Capital	Capital	Reserves	Deficit	Equity
	#	$	$	$	$	$
	(Note 13)	(Note 13)	(Note 13)	(Note 14)
Balance, December 31, 2018	22,360,730	5,538	8,414,985	282,318	(7,639,545)	1,063,296
Settlement of promissory notes	1,654,114	410	2,949,590	-	-	2,950,000
Settlement of convertible notes	140,650	35	263,772	-	-	263,807
Share issuance for cash	56,042	14	99,986	-	-	100,000
Exercise of stock options	167,289	41	286,420	(282,318)	-	4,143
Shares issued for services	43,637	11	81,193	-	-	81,204
Net loss and comprehensive loss	-	-	-	-	(1,241,287)	(1,241,287)
Balance, December 31, 2019	24,422,462	6,049	12,095,946	-	(8,880,832)	3,221,163
Shares issued for services	68,213	20	142,796	-	-	142,816
Share cancellation	(691,749)	(4,760)	-	-	-	(4,760)
Share redemption (normal course issuer bid)	(69,200)	(7)	(144,503)	-	-	(144,510)
Share issuance for cash	4,579,361	1,134	9,098,772	-	-	9,099,906
Share issue costs	-	-	(314,915)	42,000	-	(272,915)
Settlement of convertible notes	400,859	99	771,299	-	-	771,398
Shares and warrants issued for acquisition of royalties	1,721,948	362	3,499,283	116,363	-	3,616,008
Shares issued for acquisition of intangible asset and royalty	985,110	244	1,985,150	-	-	1,985,394
Reverse take-over transaction	800,000	80	1,612,243	128,122	-	1,740,445
Exercise of stock options	80,000	8	166,671	(87,814)	-	78,865
Exercise of warrants	37,427	4	77,883	(40,165)	-	37,722
Exercise of RSUs	77,893	8	156,978	(156,986)	-	-
Share-based compensation	-	-	-	3,877,444	-	3,877,444
Net loss and comprehensive loss	-	-	-	-	(10,231,403)	(10,231,403)
Balance, December 31, 2020	32,412,324	3,241	29,147,603	3,878,964	(19,112,235)	13,917,573

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

	Note	2020	2019
		$	$
Cash flows used in operating activities
Net loss for the year		(10,231,403)	(1,241,287)
Adjustments for:
Fair value change of embedded derivatives	15	88,651	(283,166)
Interest expense on notes	10	17,355	32,724
Interest paid on notes	10	(23,308)	(35,828)
Foreign exchange effect on convertible notes	10	(25,462)	-
Foreign exchange gain on cash		156,028	-
Foreign exchange effect on investments		(21,080)	-
Amortization on promissory notes	12	-	73,750
Accretion on convertible notes	10	34,241	52,090
Accretion on streaming receivable	5	(38,913)	(151,149)
Share-based compensation	14, 15	4,164,776	-
Impairment of royalty, stream and other interests	7	967,045	-
Amortization	8	114,712	-
Depletion	7	20,836	-
Realized loss on investments	6	1,037,982	362,335
Unrealized loss on investments	6	426,143	196,687
Shares issued for services	13	142,816	81,204
Share cancellation	13	(4,760)	-
Reverse take-over acquisition costs	4	1,771,672	-
		(1,402,669)	(912,640)
Changes in non-cash working capital:
Amounts receivables		(93,271)	1,000,000
Prepaid expenses		(285,624)	(29,396)
Accounts payable and accrued liabilities		(62,890)	12,820
Deferred revenue		-	(109,320)
Net cash flows used in operating activities		(1,844,454)	(38,536)
Cash flows used in investing activities
Acquisition of royalties	7	(4,109,865)	(1,181,000)
Deferred royalty acquisitions		(15,218)	-
Acquisition of intangible assets	8	(2,106)	-
Proceeds from sale of investments	6	411,547	316,075
Net cash flows used in investing activities		(3,715,642)	(864,925)
Cash flows from financing activities
Shareholder advances	11	100,520	614,980
Shareholder repayment	11	(695,500)	(20,000)
Share issuance	13	9,749,918	100,000
Share redemption (normal course issuer bid)	13	(144,510)	-
Cash from reverse take-over	4	505,809	-
Transaction costs related to reverse take-over		(520,142)	-
Share issue costs		(272,915)	-
Convertible notes payment	10	-	(75,000)
Exercise of stock options	13	78,865	4,143
Exercise of warrants	13	37,722	-
Net cash flows from financing activities		8,839,767	624,123
Increase (decrease) in cash		3,279,671	(279,338)
Change in unrealized foreign exchange gain on cash		(156,028)	-
Cash, beginning of the year		30,315	309,653
Cash, end of the year		3,153,958	30,315

Supplemental cash flow information (Note 20)

See accompanying notes to the consolidated financial statements.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

1.       Nature of operations

Vox Royalty Corp. (formerly AIM 3 Ventures Inc.) (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario) on February 20, 2018. Subsequently, on June 30, 2020, Vox redomiciled under the Companies Law of the Cayman Islands. The Company’s registered office is held at c/o Centralis Cayman Limited, One Capital Place, George Town, Grand Cayman, PO Box 1564, Cayman Islands. The Company’s common shares trade on the Toronto Stock Exchange Venture under the ticker symbol “VOX”.

On February 26, 2020, the Company and SilverStream SEZC (“SilverStream”) entered into a merger agreement (the “Merger Agreement”), providing for the acquisition by AIM3 Ventures Inc. (“AIM3”) of all the issued and outstanding common shares of SilverStream (the “Transaction”). Pursuant to the Merger Agreement, SilverStream and AIM3 Merger Sub Cayman Ltd. (a subsidiary of AIM3) amalgamated and continued under the name of SilverStream SEZC. As a result of the amalgamation, SilverStream became a wholly-owned subsidiary of AIM3, and AIM3 is continuing on with the business of SilverStream SEZC. The Transaction closed on May 19, 2020. As a result, the consolidated statements of financial position are presented as a continuance of SilverStream and comparative figures presented in the consolidated statements are those of SilverStream. See Note 4 for details. Concurrent with the closing of the Transaction, AIM3 changed its name to Vox Royalty Corp.

Vox is a precious metals royalty and streaming company with a portfolio of over 50 royalties and streams, including one royalty option, spanning nine jurisdictions. Vox seeks to acquire precious metal royalties and purchase agreements (“Stream”) over development stage assets, advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Vox receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine, in the case of a Stream, or a portion of revenue generated from the mine, in the case of a royalty.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The recoverability of the amounts shown as assets of the Company is dependent upon the discovery of economically recoverable reserves and future profitable operations.

Although the Company has taken steps to verify title to its streams and royalties on which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company's title. Property title may be subject to government licensing requirements or regulations, unregistered prior agreements, unregistered claims, indigenous claims, and non-compliance with regulatory, social and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

On April 30, 2020, SilverStream completed a stock-split, pursuant to which all the outstanding common shares were subdivided on the basis of 2.01857075172723 for every 1 pre-stock split common share. All share and per share amounts for all periods presented in the consolidated financial statements have been adjusted retrospectively to reflect the stock-split.

2.       Significant accounting policies

(a)       Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The policies set out below were consistently applied to all periods presented unless otherwise noted below. These consolidated financial statements were reviewed, approved and authorized for issue by the Company’s Board of Directors on April 26, 2021.

(b)       Basis of presentation and going concern

These consolidated financial statements have been prepared in accordance with IFRS accounting principles applicable to a going concern, using the historical cost basis, except for certain financial instruments which have been measured at fair value. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continuing operations, or, in the absence of adequate cash flows from operations, obtaining additional financing to support operations for the foreseeable future. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations.

These consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material.

In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)       Principles of consolidation

These consolidated financial statements incorporate the accounts of the Company and its three wholly-owned subsidiaries, SilverStream SEZC (Cayman Islands), Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Canada).

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d)       Currency translation

Functional and presentation currency

The functional currency for each entity within the Vox group is the currency of the primary economic environment in which it operates.

These consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its subsidiaries. All amounts have been rounded to the nearest dollar, unless otherwise noted.

Foreign currency translation

In preparing the consolidated financial statements of the entity, transactions in currencies other than the Company’s United States dollar functional currency, being Canadian dollars (“C$”) and Australian dollars (“A$”), are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e)       Provisions

Provisions are recorded when the Company has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost for meeting its obligations under the contract. The Company had no material provisions at December 31, 2020 and 2019.

(f)       Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses. The cost of royalty, stream and other interest is determined by reference to the cost model under IAS 16 Property, Plant and Equipment. The major categories of the Company’s interests are producing, advanced and exploration stage. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects which are not yet producing, but where in management view is, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Royalty interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16. Management uses the following criteria in its assessment of technical feasibility and commercial viability: (i) geology: there is a known mineral deposit which contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources, and (ii) accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable. The value of the exploration stage royalties is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

If the consideration of a royalty, stream or other interests includes variable consideration, the variable consideration is not recorded on initial recognition of the asset but is either capitalised when incurred if they meet the definition of an asset, or expensed.

(g)       Impairment of royalty, stream and other interests

Royalty, stream and other interests are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36 Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty of stream level for each property from which cash inflows are generated. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal (“FVLCD”) and value-in-use (“VIU”). The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, respectively that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the mineral interest and are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the interest’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

(h)       Intangible assets

Intangible assets, consisting of a royalties database, is measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization is provided on a straight-line basis over 10 years.

The asset’s residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively, if appropriate.

(i)       Revenue recognition

Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty and mineral stream interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty and mineral stream interest arrangement is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

For stream agreements, revenue recognition occurs when the relevant commodity received from the stream operator is transferred by the Company to its third-party customers.

Revenue from the sale of precious metals is recognized when persuasive evidence of an arrangement exists, title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Selling prices are determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example the London Bullion Market for commodities, in an identical form to the product sold.

(j)       Equity

Common shares and stock options are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.

(k)       Share-based compensation

The fair value of equity-settled share-based compensation transactions is recognized as an expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

The fair value determined at the grant date of equity-settled share-based compensation is recognized over the period during which the options vest, as the employee becomes unconditionally entitled to the equity instruments, based on the Company’s estimate of the expected number of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if anything, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

Equity-settled share-based compensation transactions with parties other than employees are measured at the fair value of the goods or services received, except where fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the services.

Where the terms and conditions of options are modified, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the consolidated statement of loss and comprehensive loss over the remaining vesting period.

(l)       Finance income and finance costs

Finance income comprises interest income on funds invested. Interest revenue is recognized when it is probable that the economic benefits will flow to the Company and the amount of revenue can be measured reliably. Interest revenue is accrued, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount on initial recognition.

Finance costs comprise interest expense on borrowings, unwinding of a discount on provisions, and impairment losses recognized on financial assets. Borrowing costs allocable to qualifying assets, which are assets that necessarily take a substantial period of preparation for their intended use, are capitalized and included in the carrying amounts of the related assets until such time as the assets are substantially ready for their intended use. Borrowing costs that do not relate to the acquisition or construction of qualifying assets are reflected as a component of interest expense, as incurred. For the purposes of determining whether borrowing costs are allocable to qualifying assets, general borrowings are first considered to relate to qualifying assets to the extent of the cumulative investment made by the Company. Debt issue costs on non-revolving facilities are treated as an adjustment to the carrying amount of the original liability and are amortized over the life of the new or modified liability.

(m)       Cash and cash equivalents

Cash and cash equivalents consists of bank balances and short-term deposits with an original maturity of three months or less held in chartered banks. The Company did not have any cash equivalents as at December 31, 2020 and 2019.

(n)       Basic and diluted loss per share

The Company presents basic and diluted profit or loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss of the Company by the weighted average number of common shares outstanding during the period, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time.

Diluted EPS is determined by adjusting the profit or loss and the weighted average number of common shares outstanding, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time and for the effects of all dilutive potential common shares, which comprise share options granted and warrants. Potential common shares which are considered anti-dilutive are excluded from the calculation of diluted loss per share. In the Company’s case, diluted loss per share is the same as basic loss per share for the years ended December 31, 2020 and 2019, as the effects of including all outstanding options, warrants and convertible debentures would be anti-dilutive.

(o)       Compound financial instruments

The components of compound financial instruments are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement.

The conversion feature of the previously held convertible notes did not meet the criteria for equity classification and accordingly, was accounted for as an embedded derivative liability. The embedded derivative liability was calculated first using the Black-Scholes option pricing model, and the residual value was assigned to the debt component. Subsequent to initial recognition, the embedded derivative component was re-measured at fair value at each reporting period with the changes in fair value recognized in the consolidated statements of loss and comprehensive loss.

Subsequent to initial recognition, the liability component related to the debt principal and interest, was accounted for at amortized cost using the effective interest rate method until the instrument was converted or the instrument matures. The liability component accretes up to the principal balance at maturity.

Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

(p)       Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income, except for deferred income tax relating to equity items which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

(q)       Derivative liability – warrants

The Company’s functional currency is the United States dollar. As the warrant exercise prices are denominated in Canadian dollars, the warrants are recorded as a derivative liability and measured at fair value, with changes in fair value from period to period recorded as a gain or loss in the consolidated statement of loss and comprehensive loss.

(r)       Leases

At the inception of a contract, the Company assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

-	the contract involves the use of an identified asset – this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

-	the Company has the right to obtain substantially all of the economic benefits from the use of the assert throughout the period of use; and

-	the Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

o       the Company has the right to operate the asset; or

o       the Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

The Company recognized a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of its useful life or the end of the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

The lease liability is measured at amortized cost using the effective interest method and is remeasured when there is a change in future lease payments arising from a change in an index or rate or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in the consolidated statements of loss and comprehensive loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease payments for short-term leases, leases of low-value assets and variable lease payments not included in the measurement of the lease liability are classified as cash flows from operating activities. Cash payments for the principal portion of the lease liability are included in financing activities and cash payments for the interest paid portion of the lease liability are included in debt issue costs, interest, guarantee fees and other associated fees paid in financing activities.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(s)       Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

(t)       Investments

Investments over which the Company exercises significant influence and that the Company does not control or jointly control are associates. Investments in associates are accounted for using the equity method, except when classified as held for sale. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Company’s proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the associate’s net assets such as dividends. The Company’s proportionate share of the associate’s profit or loss and other comprehensive income or loss is based on its most recent publicly available financial statements. Adjustments are made to align any inconsistencies between the Company’s accounting policies and the associate’s policies before applying the equity method. Adjustments are also made to account for depreciable assets based on their fair values at the acquisition date of the investment and for any impairment losses recognized by the associate. If the Company’s share of the associate’s losses equals or exceeds the Company’s investment in the associate, recognition of further losses is discontinued. After the Company’s interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that the Company has incurred legal or constructive obligations to provide additional funding or make payments on behalf of the associate. If the associate subsequently reports profits, the Company resumes recognizing the Company’s share of those profits only after the Company’s share of the profits equals the Company’s share of losses not recognized. At each financial reporting date, management considers whether there is objective evidence of impairment in associates. If there is such evidence, management determines the amount of impairment to record, if any, in relation to the associate. As at December 31, 2020 and 2019, the Company has two investments which are not accounted for using equity accounting, as management has determined that the investments are in companies that meet the definition of a venture capital investment and therefore are not subject to equity accounting. The investments are accounted for at fair value through profit or loss.

(u)       Financial instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statement of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets:

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of loss. The Company measures cash and amounts receivables at amortized cost.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company measures investments at FVPL.

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of comprehensive loss. When the investment is sold, the cumulative gain or loss is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Financial liabilities:

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, convertible notes, promissory notes, and due to shareholder, which are each measured at amortized cost. The Company’s derivative liabilities are measured at FVPL. All financial liabilities are recognized initially at fair value and in the case of convertible notes and promissory notes, net of directly attributable transaction costs.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in other expenses in the consolidated statements of loss.

Subsequent measurement – financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statements of financial position with changed in fair value recognized in other income or expense in the consolidated statements of loss. The Company measures derivative liabilities as financial liability at FVPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of loss.

(v)       Impairment

Financial assets

A financial asset not carried at FVPL is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be measured reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise or an indicator that a debtor will enter bankruptcy.

The Company considers provision for expected credit losses (“ECL”) for receivables at both a specific asset and collective level. All individually significant receivables found not to be specifically impaired are then collectively assessed for any ECL that has been incurred but not yet identified. Receivables that are not significant are collectively assessed for ECL by grouping together receivables with similar risk characteristics.

In assessing collective ECL, the Company uses historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

An ECL in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an ECL account against receivables. Interest on the ECL continues to be recognized through the unwinding of discount. When a subsequent event causes the amount of ECL to decrease, the decrease in ECL is reversed through profit or loss.

Non-financial assets

The carrying amount of the Company’s long-lived non-financial assets, including equipment and intangible assets that are not available for use, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or cash-generating unit is the greater of its estimated value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets (the “cash-generating unit” or “CGU”).

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Losses are recognized in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(w) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

(x)       Changes in accounting policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2020. These changes were made in accordance with the applicable transitional provisions. There was no material impact to the consolidated financial statements upon adoption.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

IAS 1 and IAS 8 were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements.

(y)       Recent accounting pronouncements

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods commencing on or after January 1, 2021. Many are not applicable or do not have a significant impact to the Company and have been excluded. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 10 – Consolidated Financial Statements (“IFRS 10”) and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”)

IFRS 10 and IAS 28 were amended in September 2014 to address a conflict between the requirements of IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture, the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The effective date of these amendments is yet to be determined, however early adoption is permitted.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in January 2020 to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or noncurrent is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets (“IAS 37”)

IAS 37 was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract – i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract – e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The amendments are effective for annual periods beginning on January 1, 2022.

3.       Significant judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Valuation of share-based compensation and share purchase warrants

Management determines the costs for share-based compensation and warrants using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and warrant exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and share purchase warrants.

Accounting for acquisition of royalty, stream and other interests

The Company’s business is the acquisition of Streams and royalties. This amount represents the capitalized expenditures related to the acquisition of Streams and royalty interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in respect of which the Company has Stream and royalty agreements. Resources are estimates of the amount of minerals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has Stream and royalty agreements. Exploration potential represents an estimate of additional reserves and resources which may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

Royalty, stream and other interests for exploration and evaluation assets are assessed for impairment whenever indicators of impairment exist in accordance with IFRS 6. An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. An interest that has previously been classified as exploration and evaluation is also assessed for impairment before reclassification to development or producing, and the impairment loss, if any, is recognized in net income.

Derivative financial liabilities

The estimates, assumptions and judgements made in relation to the fair value of derivative liabilities is subject to measurement uncertainty. The valuation techniques used to determine fair value require inputs that involve assumptions and judgments such as estimating the future volatility of the stock price, expected dividend yield, and expected life. Such judgments and assumptions are inherently uncertain.

Reserves and resources

Royalty, stream and other interests are a significant asset of the Company, with a carrying value of $8,863,901 and $1,972,159 at December 31, 2020 and 2019, respectively. These amounts represent the capitalized expenditures related to the acquisition of the interests, net of accumulated depletion and any impairment. The Company estimates the reserves and resources relating to each agreement. Reserves and resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has Stream and royalty agreements, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of the Company’s interests and depletion charges.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

Depletion

The Company’s royalty, stream and other interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-production basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. The value associated with resources and exploration potential is the value beyond proven and probable reserves at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category as a result of the conversion of resources and/or exploration potential into reserves. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained minerals, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Impairment of assets

There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each royalty, stream and other interest, including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from mineral interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, and operating performance.

The recoverable amount is determined by calculating the present value of expected future cash flows. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Stream or royalty based on detailed life of mine plans received from each of the mine operators. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when determining the fair value attributable to acquired mineral and royalty interests. Expected future revenues also reflect management’s estimated long-term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are established based on the terms of each Stream or royalty.

Income taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Venture capital investments

From time to time, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as: i) the purpose and design of the investee entity; ii) the ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns; iii) the size of the Company’s equity ownership and voting rights, including potential voting rights; iv) the size and dispersion of other voting interests, including the existence of voting blocks; v) other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions; and vi) other relevant and pertinent factors. If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive loss. As at December 31, 2020 and 2019, the Company has two investments which are not accounted for using equity accounting, as management has determined that these investments are in companies that meet the definition of a venture capital investment and therefore are not subject to equity accounting. This determination involves significant judgement.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgement to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the consolidated statements of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

1. Securities in privately held companies (other than options and warrants) are initially recorded at cost, being the fair value at the time of acquisition. At the end of each financial reporting period, the Company’s management estimates the fair value of investments based on the criteria below and reflects such valuations in the financial statements. These are included in Level 3 as disclosed in Note 23. Options and warrants of private companies are carried at their intrinsic value.

With respect to valuation, the financial information of private companies in which the Company has investments may not always be available, or such information may be limited and/or unreliable. Use of the valuation approach described below may involve uncertainties and determinations based on the Company’s judgment and any value estimated from these may not be realized or realizable. In addition to the events described below, which may affect a specific investment, the Company will take into account general market conditions when valuing the privately held investments in its portfolio. In the absence of occurrence of any of these events or any significant change in general market conditions indicates generally that the fair value of the investment has not materially changed.

2. An upward adjustment is considered appropriate and supported by pervasive and objective evidence such as a significant subsequent equity financing by an unrelated investor at a transaction price higher than the Company’s carrying value; or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a positive impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to the fair value of the investment will be based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

-	political changes in a country in which the investee company operates that, for example, reduce the corporate tax burden, permit mining where, or to an extent that, it was not previously allowed, or reduce or eliminate the need for permitting or approvals;

-	receipt by the investee company of environmental, mining, aboriginal or similar approvals, which allow the investee company to proceed with its project(s);

-	filing by the investee company of a National Instrument 43-101 technical report in respect of a previously noncompliant resource;
-	release by the investee company of positive exploration results, which either proves or expands their resource prospects; and

-	important positive management changes by the investee company that the Company’s management believes will have a very positive impact on the investee company’s ability to achieve its objectives and build value for shareholders.

3.  Downward adjustments to carrying values are made when there is evidence of a decline in value as indicated by the assessment of the financial condition of the investment based on third party financing, operational results, forecasts, and other developments since acquisition, or if there have been significant corporate, political or operating events affecting the investee company that, in management’s opinion, have a negative impact on the investee company’s prospects and therefore its fair value. The amount of the change to the fair value of the investment is based on management’s judgment and any value estimated may not be realized or realizable. Such events include, without limitation:

-	political changes in a country in which the investee company operates that increases the tax burden on companies, that prohibit mining where it was previously allowed, that increases the need for permitting or approvals, etc.;

-	denial of the investee company’s application for environmental, mining, aboriginal or similar approvals that prohibit the investee company from proceeding with its projects;
-	the investee company releases negative exploration results;

-	changes to the management of the investee company take place that the Company believes will have a negative impact on the investee company’s ability to achieve its objectives and build value for shareholders;
-	the investee company is placed into receivership or bankruptcy; and

-	based on financial information received from the investee company, it is apparent to the Company that the investee company is unlikely to be able to continue as a going concern.

The resulting values may differ from values that would be realized had a ready market existed. The amounts at which the Company’s privately held investments could be disposed of may differ from the carrying value assigned. Such differences could be material.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

COVID-19 estimation uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s Streams and royalties, on the operations of its partners, on its employees and on global financial markets. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company’s assets, both financial and non-financial. As at December 31, 2020, the Company has not recorded any adjustments related to the COVID-19 pandemic.

4.       Reverse take-over transaction

On May 19, 2020, AIM3 and SilverStream completed the Transaction. The Transaction constituted a reverse take-over (“RTO”), whereby, upon completion, the shareholders of SilverStream held a majority of the outstanding common shares of the resulting public entity (the “Resulting Issuer”). The substance of the Transaction is a reverse acquisition of a non-operating company. As a result, the Transaction has been accounted for as a capital transaction with SilverStream being identified as the acquirer and the equity consideration being measured at fair value, using the acquisition method of accounting. The RTO has been accounted for in the consolidated financial statements as a continuation of the financial statements of SilverStream, together with a deemed issuance of shares equivalent to the shares held by the former shareholders of AIM3.

Details of the Transaction are as follows:

-	Prior to the Transaction, AIM3 effected a share consolidation on the basis of one common share for every 13.3125 shares issued and outstanding;
-	AIM3 changed its name to Vox Royalty Corp.;

-	AIM3 acquired all of the issued and outstanding shares of SilverStream in exchange for post consolidation AIM3 shares, at an exchange ratio of one post-consolidation AIM3 share for each share of SilverStream; and

-	Existing AIM3 post-consolidation stock options and warrants were replaced with stock options and warrants of the Resulting Issuer on an exchange ratio of 13.3125. The exercise prices of the instruments were multiplied by the share exchange ratio of 13.3125, to reflect the share consolidation. All other terms of the instruments remain unaltered.

Purchase price consideration paid
$
Fair value of AIM3 common shares (i)	1,612,323
Fair value of AIM3 agent warrants (ii)	40,308
Fair value of AIM3 options (iii)	87,814
1,740,445

Net identifiable assets acquired
$
Cash	505,809
Accounts payable and accrued liabilities	(16,894)
Total identifiable assets acquired	488,915
RTO acquisition costs (iv)	1,251,530
1,740,445

(i)	The fair value of the 800,000 common shares, retained by former AIM3 shareholders, was determined to be $1,612,323 based on the fair value of common shares issued through the private placement on May 7, 2020 (see Note 13). Immediately after the Transaction was completed, the number of shares held by AIM3 shareholders was approximately 2.49%.

(ii)	The estimated fair value of 37,559 warrants issued as consideration are based on the Black-Scholes option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 0.49 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iii)	The estimated fair value of 80,000 options issued as consideration are based on the Black-Scholes option pricing model with the following weighted average assumptions: stock price - C$2.80 ($2.02) per share, expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.28% and an expected life of 1 year. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

(iv)	The transaction costs relating to the RTO plus the excess of the fair value of the consideration paid over identifiable assets acquired disclosed in the table above, has been recognized as reverse take-over acquisition costs, in the consolidated statement of loss and comprehensive loss. In addition, the Company paid cash transaction costs of $520,142.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

5. Amounts receivable

	December 31,	December 31,
	2020	2019
	$	$
Current
Amounts receivable	93,271	-
Non-current
Streaming receivables	1,000,000	961,087

Streaming receivables

The Company has a metal streaming agreement in place with Mantle Mining Peru S.A.C. (“Mantle”), dated March 23, 2018. Under the terms of the agreement, Mantle will pay SilverStream an aggregate of $3,700,000 over the term of the agreement, broken down as follows:

-	2018	- $200,000 (received)
-	2019	- $1,000,000 (received)
-	2020	- $1,000,000
-	2021	- $1,000,000
-	2022	- $500,000

The metal streaming agreement with Mantle has been recognized initially at the estimated fair value, based on contractual cash flows, discounted at an interest rate of 10%, and subsequently measured at amortized cost using the effective interest rate method. The interest rate was estimated based on interest rates available in the market on comparable terms issued to similar companies. The accretion income recorded for the year ended December 31, 2020 was $38,913 (2019 - $151,149).

During the year ended December 31, 2018, the Company provided for an ECL of $1,500,000, representing the payments that are due under the terms of the metal streaming agreement for 2021 and 2022. There is a degree of uncertainty in those years as to whether the Company will collect the remaining balance. As a result, in recognizing the estimated fair value of the streaming receivable for the year ended December 31, 2020, the Company has estimated $nil payments to be received in 2021 and 2022, other than the 2020 amount that is receivable at December 31, 2020.

Titan Minerals Ltd. (“Titan”), the parent company of Mantle, will pay the Company the 2020 streaming payments in Titan stock. In return, SilverStream will pay Titan an equivalent amount, in Vox common shares, for a royalty both parties agree upon and negotiate in good faith.

The Company’s exposure to credit risk related to amounts receivables is disclosed in Note 23.

6.       Investments

At December 31, 2020, the Company held two investments, which had a total estimated fair value of $Nil.

			Estimated Fair	% of Fair
Issuer	Security Description	Cost	Value	value
		$	$	$
BK Gold Mines Pty Ltd.	7,330,000 common shares	1,123,542	-	0.0%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0.0%
Total		1,123,542	-	0.0%

At December 31, 2019, the Company held three investments, which had a total estimated fair value of $1,854,592.

			Estimated Fair	% of Fair
Issuer	Security Description	Cost	Value	value
		$	$	$
Titan Minerals Ltd.	6,509,599 common shares	1,438,800	819,495	44.2%
BK Gold Mines Pty Ltd.	7,400,000 common shares	1,134,272	1,035,097	55.8%
MCC Canadian Gold Ventures Inc.	40 common shares	-	-	0.0%
Total value of investments		2,573,072	1,854,592	100.0%
Less: current portion		1,476,353	853,765	46.0%
Non-current portion		1,096,719	1,000,827	54.0%

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

During the year ended December 31, 2020, the Company’s investment activity was as follows:

-	sold 6,509,599 common shares of Titan for total cash proceeds of AUD$604,580 ($401,834). The total realized loss on investment was $1,036,965; and

-	sold 70,000 common shares of BK Gold Mines Pty Ltd. (“BKGM”) for total cash proceeds of AUD$14,000 ($9,713). The total realized loss on investment was $1,017.

-	during the year ended December 31, 2020, the Company recognized an impairment of $1,123,235 related to the common shares held in BKGM. The Company carried out an impairment assessment during the period, in accordance with the Company’s accounting policies. The impairment was recognized as a result of the carrying amount of the asset exceeding its recoverable amount.

During the year ended December 31, 2019, the Company’s investment activity was as follows:

-	sold 30,000,000 pre-consolidation common shares of Titan for total cash proceeds of A$450,000 ($302,785);

-	Titan completed a 10:1 share consolidation, resulting in a reduction of shares held by the Company by 58,586,392 common shares. As part of the share consolidation, the share price of Titan increased by a multiple of 10; and
-	sold 100,000 common shares of BKGM for total cash proceeds of A$20,000 ($13,290).

The Company applies the exception to equity accounting for its investments in BKGM and MCC Canadian Gold Ventures Inc. (“MCGV”). As at December 31, 2020, SilverStream holds a 27.1% (2019 – 27.4%) equity interest in BKGM and a 40% (2019 – 40%) equity interest in MCGV. Management has determined that these investments qualify for the exemption from equity accounting given that they have the following typical characteristics of a venture capital investment:

-	the businesses of BKGM and MCGV are unrelated as they are mining companies, not a royalty or streaming business which comprise the Company’s business;

-	these investments are not for strategic interest, as the Company does not have an interest in operating mining companies and such activity is deleterious to the Company’s business and efforts; and
-	Vox derives no synergy and it does not want to acquire these businesses, but rather exit with capital appreciation.

7.	Royalty, stream and other interests

Royalties, stream and other interests, net of accumulated depletion and impairment charges, comprised the following for the year ended December 31, 2020:

		Cost			Accumulated Depletion and Impairment
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Koolyanobbing	AUS	-	1,130,010	1,130,010	-	-	-	-	1,130,010
Graphmada	MG	188,437	-	188,437	-	-	-	-	188,437
Pedra Branca	BRA	444,972	5,159	450,131	-	-	-	-	450,131
Bowdens	AUS	-	1,130,068	1,130,068	-	-	-	-	1,130,068
Mt Ida	AUS	-	210,701	210,701	-	-	-	-	210,701
Sulfur Springs/
Kangaroo Caves	AUS	-	467,983	467,983	-	-	-	-	467,983
Ashburton	AUS	-	355,940	355,940	-	-	-	-	355,940
Anthiby Well	AUS	-	311,742	311,742	-	-	-	-	311,742
Dry Creek	AUS	-	475,723	475,723	-	(9,338)	-	(9,338)	466,385
Uley	AUS	-	212,393	212,393	-	-	-	-	212,393
Bulong	AUS	-	544,957	544,957	-	-	-	-	544,957
Segilola	NG	-	706,425	706,425	-	-	-	-	706,425
Brauna	BRA	-	262,328	262,328	-	(11,498)	-	(11,498)	250,830
Brits	RSA	-	764,016	764,016	-	-	-	-	764,016
Other	PERU	1,338,750	-	1,338,750	-	-	(838,750)	(838,750)	500,000
Other	AUS	-	1,302,178	1,302,178	-	-	(128,295)	(128,295)	1,173,883
Total		1,972,159	7,879,623	9,851,782	-	(20,836)	(967,045)	(987,881)	8,863,901

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

Royalties, stream and other interests, net of accumulated depletion and impairment charges, comprised the following for the year ended December 31, 2019:

					Accumulated Depletion and Impairment
		Cost							Carrying
Royalty	Country	Opening	Additions	Ending	Opening	Depletion	Impairment	Ending	Amount
		$	$	$	$	$	$	$	$
Graphmada	MG	-	188,437	188,437	-	-	-	-	188,437
Pedra Branca	BRA	-	444,972	444,972	-	-	-	-	444,972
Other	PERU	338,750	1,000,000	1,338,750	-	-	-	-	1,338,750
Total		338,750	1,633,409	1,972,159	-	-	-	-	1,972,159

Total royalty, stream and other interests include carrying amounts in the following countries:

	December 31,	December 31,
	2020	2019
	$	$
Australia	6,004,062	-
South Africa	764,016	-
Brazil	700,961	444,972
Nigeria	706,425	-
Madagascar	188,437	188,437
Peru	500,000	1,338,750
	8,863,901	1,972,159

Royalty Sale and Purchase Agreements – for the year ended December 31, 2020

On March 31, 2020, SilverStream entered into a royalty sale and purchase agreement with Vox Australia and Nuheara Limited (“Nuheara”), pursuant to which Vox Australia agreed to purchase from Nuheara certain royalties for an aggregate purchase price of $200,000 (the “Nuheara Purchase Price”). The Nuheara Purchase Price comprised: (i) the payment by Vox Australia to Nuheara of cash consideration of $100,000; and (ii) the issuance by the Company to Nuheara of $100,000 of common shares upon the completion of the RTO, each such common share having a deemed issuance price equal to the concurrent financing. On May 15, 2020, the Company made the cash payment of $100,000 and issued 46,910 common shares to complete the acquisition of the royalties.

On April 6, 2020, SilverStream entered into a royalty sale and purchase agreement with Vox Australia and Metalicity Limited (“Metalicity”), pursuant to which Vox Australia agreed to purchase from Metalicity certain royalties for an aggregate purchase price of A$200,000 ($128,294), payable in cash. The cash payment was made on May 15, 2020 and the acquisition of the royalties was completed.

On April 14, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Jindalee Resources Limited (“Jindalee”), pursuant to which Vox Australia agreed to purchase from Jindalee certain royalties for an aggregate purchase price of A$500,000 ($322,061) (the “Jindalee Purchase Price”). The Jindalee Purchase Price comprised: (i) the payment by Vox Australia to Jindalee of cash consideration equal to A$250,000 ($160,368); and (ii) the issuance by the Company to Jindalee of A$250,000 ($161,393) of common shares upon the completion of the RTO (see Note 13). On May 15, 2020, the Company made the cash payment of A$250,000 ($160,368) and issued 84,278 common shares to complete the acquisition of the royalties.

On April 21, 2020, SilverStream entered into a royalty sale and purchase agreement with Vox Australia and Vonex Limited (“Vonex”), pursuant to which Vox Australia agreed to purchase from Vonex a certain royalty for an aggregate purchase price of A$2,500,000, payable in cash at certain intervals. The first installment of A$1,750,000 ($1,122,573) was paid on May 15, 2020. The remaining installments are performance based milestones (See Note 19). With the payment made on May 15, 2020, the acquisition of the royalty was completed.

On April 23, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Element 25 Limited (“Element”), pursuant to which Vox Australia agreed to purchase from Element certain royalties for an aggregate purchase price of A$500,000 ($323,385) (the “Element Purchase Price”). On May 15, 2020, the Company issued 151,700 common shares to complete the acquisition of the royalties. The Element Purchase Price was reduced by A$200,000 ($129,354) for a ROFR that was exercised on one of the royalties purchased from Element.

On April 29, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia, Sipa Resources Limited (“Sipa”) and certain subsidiaries of Sipa (together with Sipa, the “Sipa Sellers”), pursuant to which Vox Australia agreed to purchase from the Sipa Sellers certain royalties for an aggregate purchase price of A$2,250,000 ($1,449,933) (the “Sipa Purchase Price”). The Sipa Purchase Price comprised: (i) the payment by Vox Australia to the Sipa Sellers of cash consideration equal to A$1,000,000 ($641,470); and (ii) the issuance by the Company to the Sipa Sellers of A$1,250,000 ($808,463) of common shares at a deemed issuance price equal to the listing price of the private placement (see Note 13). On May 15, 2020, the Company made the cash payment of A$1,000,000 ($641,470) and issued 379,250 common shares to complete the acquisition of the royalties.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

On April 29, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia, Ochre Group Holdings Limited (“Ochre”), Enrizen Capital Pty Ltd., Enrizen Accounting Pty Ltd., Enrizen Pty Ltd., Enrizen Lawyers Pty Ltd. and Enable Finance Pty Ltd., pursuant to which Vox Australia agreed to purchase from the sellers certain royalties for an aggregate purchase price of $1,000,000 (the “Bowdens Purchase Price”). The Bowdens Purchase Price comprised: (i) the issuance by SilverStream to the sellers of a convertible note (the “Bowdens Note”), such Bowdens Note being automatically convertible, upon the completion of the Qualifying Transaction, into common shares at a 15% discount to the price of the private placement (see Note 13); and (ii) the issuance of 200,000 warrants, each warrant entitling the holder thereof to purchase one common share at a price of C$3.00 at anytime on or before April 28, 2022. On April 29, 2020, the warrants were issued and on May 15, 2020, the Company issued 556,863 common shares to complete the acquisition of the royalties and settle the Bowdens Note.

On May 1, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Jervois Mining Limited (“Jervois”), pursuant to which Vox Australia agreed to purchase from Jervois certain royalties for an aggregate purchase price of A$200,000 ($129,354) (the “Jervois Purchase Price”). On May 15, 2020, the Company issued 60,680 common shares to complete the acquisition of the royalties.

On May 27, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and Kingston Resources Limited (“Kingston”), pursuant to which Vox Australia agreed to purchase from Kingston a certain royalty for an aggregate purchase price of A$650,000 ($453,083) (the “Kingston Purchase Price”). The Kingston Purchase Price comprised: (i) the payment by Vox Australia to Kingston of cash consideration equal to A$350,000 ($240,695); and (ii) the issuance by the Company to Kingston of A$300,000 ($212,388) of common shares. On June 30, 2020, the Company made the cash payment of A$350,000 and on July 22, 2020, issued 89,706 common shares to complete the acquisition of the royalty.

On June 16, 2020, the Company entered into a royalty sale and purchase agreement with Vox Australia and Strategic Energy Resources Limited (“Strategic”), pursuant to which Vox Australia agreed to purchase from Strategic a royalty for an aggregate purchase price of A$500,000 (the “Strategic Purchase Price”). The Strategic Purchase Price comprised: (i) the payment by Vox Australia to Strategic of cash consideration equal to A$80,000 ($57,296); (ii) the issuance by the Company to Strategic of A$200,000 ($142,192) of common shares upon all conditions of the royalties sale and purchase agreement being satisfied; and (iii) a further payment or issuance by the Company, at the Company's elected option, to Strategic of A$220,000 is payable on the date that commercial production for the royalty project is achieved. On July 29, 2020, the Company made the cash payment of A$80,000 and on October 2, 2020, issued 58,031 common shares to complete the acquisition of the royalty.

On June 29, 2020, SilverStream entered into a royalties sale and purchase agreement with Vox Australia and RPM Automotive Group Limited (“RPM”), pursuant to which Vox Australia agreed to purchase from RPM a certain royalty for an aggregate purchase price of A$750,000 ($527,653) (the “RPM Purchase Price”). The RPM Purchase Price comprised: (i) the payment by Vox Australia to RPM of cash consideration equal to A$400,000 ($281,025); and (ii) the issuance by the Company to RPM of A$350,000 ($246,628) of common shares. On July 10, 2020, the Company made the cash payment of A$400,000 and on September 25, 2020, issued 99,202 common shares to complete the acquisition of the royalty.

On August 21, 2020, SilverStream entered into a royalty sale and purchase agreement with an Ottawa-based corporation (“Brauna Vendor”), pursuant to which SilverStream agreed to purchase from the Brauna Vendor a certain royalty for an aggregate purchase price of C$330,000 ($251,084) (the “Brauna Purchase Price”). The Brauna Purchase Price comprised: (i) the payment by SilverStream to the Brauna Vendor of cash consideration equal to C$165,000 ($125,542); and (ii) the issuance by the Company to the Brauna Vendor of C$165,000 ($125,542) of common shares of the Company. On September 11, 2020, the Company made the cash payment of C$165,000 and issued 55,158 common shares to complete the acquisition of the royalty.

On August 24, 2020, SilverStream entered into a royalty sale and purchase agreement with Ratel Group Limited (“Ratel”), pursuant to which SilverStream agreed to purchase from Ratel a certain royalty for an aggregate purchase price of C$900,000 ($684,127). On September 9, 2020, the Company made the cash payment of C$900,000 to complete the acquisition of the royalty.

On November 25, 2020, SilverStream entered into a royalty sale and purchase agreement with Sable Metals and Minerals Pty Ltd. (“Sable”), pursuant to which SilverStream agreed to purchase from Sable a certain royalty for an aggregate purchase price of $2,000,000, payable in cash and shares at certain intervals. The first installment comprised: (i) a cash payment of $500,000; and (ii) the issuance by the Company to Sable of $250,000 of common shares of the Company. On December 15, 2020, the Company made the cash payment of $500,000 and issued 140,170 common shares to complete the acquisition of the royalty.

During the year ended December 31, 2020, the Company recognized an impairment of $967,045. The Company carried out an impairment assessment during the period, in accordance with the Company’s accounting policies, using prevailing market data. The impairment was recognized as a result of the carrying amount of the assets exceeding their recoverable amount.

Royalty Sale and Purchase Agreements – for the year ended December 31, 2019

Pedra Branca, Brazil

On January 8, 2019, the Company purchased two royalties and an option to purchase a third royalty from Solitario Zinc Corp. (“Solitario”), an arms’ length corporation, for total consideration of Cdn$600,000 ($444,972), representing, Cdn$250,000 ($181,000) in cash and a Cdn$350,000 ($263,972) convertible note. Two of the royalties purchased have a 1% NSR and the third royalty, which is an option to purchase, has a 1.5% NSR. The option to purchase a third royalty is in respect to the property located in Montana, USA. In consideration of Cdn$100, the Company has the sole and exclusive right and option to acquire the Montana royalties, exercisable for a period of four years. The underlying properties are located in Brazil, Mexico and the United States, respectively. The Company has allocated the entire consideration to the Brazil property, based on management’s estimate of the relative fair values at the time of acquisition.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

The convertible note was to be converted or otherwise redeemed on or before December 31, 2019. Interest was payable on the principal amount from the subscription date until the convertible notes were either redeemed or converted into shares at the rate of 5% per annum, calculated annually and payable quarterly in arrears. The convertible note was convertible into shares at a conversion price equal to a 15% discount to the issue price of shares offered under the public listing. The convertible notes were unsecured; however, ranked in priority to the Company’s common shares until it was converted.

On December 23, 2019, the Company and Solitario agreed to extend the maturity date of the convertible note. Under the terms of the extension agreement, the convertible maturity date was extended to June 30, 2020 and the interest for the period January 1, 2020 through June 30, 2020 was increased to 8% per annum. All other terms of the convertible note remained unchanged.

On May 15, 2020, the Company issued 137,255 common shares to settle the outstanding convertible note.

Graphmada, Madagascar

On January 19, 2019, the Company purchased a 2.5% gross sale royalty over the Graphmada Property in Madagascar, from Tectonic Gold Plc. (“Tectonic”), an arm’s length corporation, for total consideration of C$450,000, representing, C$200,000 in a cash performance payment and a C$250,000 ($188,437) convertible note. The cash performance milestone payment will only be paid once the Company receives a certain amount of royalty payments from the owner of the Graphmada Property. The recognition of the cash performance payment will be recorded at the time the event is triggered.

The convertible note was to be converted or otherwise redeemed on or before August 27, 2020. Interest was payable on the principal amount from the subscription date until the convertible notes were either redeemed or converted into shares at the rate of 5% per annum, calculated annually and payable quarterly in arrears. The convertible note was convertible into shares at a conversion price equal to a 15% discount to the issue price of shares offered under the public listing. These convertible notes were unsecured; however, ranked in priority to the Company’s common shares until it was converted.

On May 15, 2020, the Company issued 98,039 common shares to settle the outstanding convertible note.

Alce and Las Antas, Peru

On September 27, 2019, the Company acquired royalties and certain rights related to royalties from Titan, for aggregate cash consideration of $1,000,000, as follows:

-	3% gross revenue royalty on the Alce concession located in Peru;

-	2% gross revenue royalty on the Las Antas concession, provided Las Antas comes into production by September 27, 2021; and

-	a right of first refusal for ten years, to match the sale or conveyance of any royalty or stream sold by Titan or any of its subsidiaries.

The Company has allocated $500,000 of the consideration to each of Alce and Las Antas, based on management’s estimate of the relative fair values at the time of acquisition. During the year ended December 31, 2020, the Las Antas royalty was fully impaired, as described above.

8.       Intangible assets

Database
$
Cost at:
December 31, 2018 and 2019	-
Additions	1,837,500
December 31, 2020	1,837,500
Accumulated amortization at:
December 31, 2018 and 2019	-
Additions	114,712
December 31, 2020	114,712
Net book value at:
December 31, 2019	-
December 31, 2020	1,722,788

On March 25, 2020, SilverStream entered into a preliminary purchase agreement to acquire the Mineral Royalties Online Pty Ltd. (“MRO”) royalty database and an exploration stage royalty. The value of the share consideration issued was based on the price of shares issued pursuant to the May 7, 2020 private placement (see Note 13). On May 15, 2020, the Company issued 985,110 common shares with an estimated fair value of $1,985,394 to complete the acquisition of the MRO royalty database and royalty. The fair value was split $1,835,394 to intangible assets and $150,000 to other royalty assets, Australia, in royalty, stream and other interests (Note 7).

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

9.   Accounts payable and accrued liabilities

	December 31,	December 31,
	2020	2019
	$	$
Trade payable	180,246	83,080
Accrued liabilities	46,174	163,107
	226,420	246,187

10. Convertible notes

During the year ended December 31, 2020:

On May 15, 2020, the Company issued 400,859 common shares for $771,398 to settle all outstanding convertible notes.

During the year ended December 31, 2019:

Convertible notes of $450,000 matured as follows:

-	$50,000 was converted into 28,193 common shares of the Company at a conversion price of $1.77 per share;
-	$200,000 was converted into 112,457 common shares of the Company at a conversion price of $1.78 per share;
-	$75,000 was redeemed and paid to the convertible note holder;
-	$50,000 relating to one holder was extended for one year, maturing on August 8, 2020, with terms as disclosed below; and

-	$75,000 relating to one convertible note holder was payable at December 31, 2019. The amount was written off during the year ended December 31, 2020.

The Company issued the following convertible notes:

-	See Note 7 for convertible notes that were issued for the acquisition of the Pedra Branca and Graphmada royalties; and

-	On August 8, 2019, the Company entered into a maturity date extension relating to a $50,000 convertible note from the 2016 note offering. All terms remained the same as the original agreement, except that the note was to be converted or otherwise redeemed on or before August 8, 2020.

The convertible notes are classified as a compound financial instrument, with the principal debt component being recorded at amortized cost using the effective interest rate method, and the conversion feature classified as an embedded derivative liability measured at fair value through profit or loss.

The changes to the convertible notes are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	723,522	675,283
Issued for royalties	-	452,409
Interest payments	(23,308)	(35,828)
Interest for the period	17,355	32,724
Foreign exchange effect on convertible notes	(25,462)	-
Redemption of convertible notes	-	(75,000)
Transfer of convertible notes to accounts payable and accrued liabilities	-	(75,000)
Estimated fair value of embedded derivatives on date of issuance	-	(53,156)
Accretion for the year	34,241	52,090
Conversion of convertible notes	(726,348)	(250,000)
	-	723,522
Less: current portion	-	(486,006)
Non-current portion	-	237,516

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

The changes to the embedded derivatives related to the convertible notes are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	61,697	79,514
Estimated fair value of embedded derivatives on date of issuance	-	53,156
Estimated fair value change of embedded derivatives during the year	(16,647)	(57,166)
Conversion of convertible notes	(45,050)	(13,807)
	-	61,697
Less: current portion	-	(39,832)
Non-current portion	-	21,865

The fair value of the embedded derivatives was estimated upon the initial measurement date and at each subsequent financial reporting date using the Black-Scholes option pricing model with the following assumptions:

	December 31,	December 31,
	2020	2019
Expected stock price volatility	N/A	100%
Risk-free interest rate	N/A	1.69%
Expected life	N/A	0.77 years
Expected forfeiture rate	N/A	-
Expected dividend yield	N/A	-

For the initial date of measurement of embedded derivative liabilities issued during the year ended December 31, 2019, the expected stock price volatility was 100%, the risk-free interest rate ranged between 1.39% and 1.87%, and the expected life ranged from 1 year to 1.47 years.

11. Due to shareholder

Amounts due to shareholder bore interest at 6% per annum, secured against all the assets of the Company, including certain shares of Titan, and was repayable in full on or before March 30, 2020, or within 7 days of the shareholder providing the Company with written notice of demand.

On April 29, 2020, the Company signed an amendment to the shareholder loan agreement, whereby, the Company shall repay the amounts due to shareholder, together with all outstanding and unpaid interest accrued, immediately following the release of proceeds from the private placement (see Note 13).

On May 15, 2020, a cash payment of $695,500 plus accrued interest was paid in full settlement of the outstanding shareholder loan.

The changes to the due to shareholder balance are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	594,980	-
Interest payments	(30,784)	-
Interest included in accounts payable and accrued liabilities	18,336	(18,336)
Interest for the period	12,448	18,336
Proceeds received	100,520	614,980
Repayments	(695,500)	(20,000)
Balance, end of year	-	594,980

12.  Promissory notes

On March 27, 2015, the Company closed a senior secured promissory note offering, totaling $2,950,000. Annual interest of 10.5% was payable quarterly and the principal was due on March 31, 2017. On March 30, 2017, the Company entered into an extension agreement to extend the principal payment date to March 31, 2019, resulting in 20% of the principal amount to be issued in common stock of the Company. The Company issued 320,149 shares with a value of $590,000, based on a share price of $1.84, for the extension of the promissory notes.

In consideration of the purchase of the notes, the Company also issued warrants to the note holders, at a ratio of 1 warrant for each $2.50 of initial face-value of the notes. Each warrant was exercisable until March 31, 2019. Each warrant was exercisable for one common share of the Company. The strike price per warrant, based on the issued and outstanding shares of the Company at the exercise date, is equal to the greater of a $40 million market valuation as recognized by a third-party purchaser or the Company’s market capitalization as a listed company on a public market.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements

Years ended December 31, 2020 and 2019

(Expressed in United States Dollars)

On March 30, 2019, the Company issued the following for settlement of the promissory notes:

-	1,190,957 common shares were issued, on the exercise of 1,190,957 warrants at an exercise price of $1.78 per warrant, for total consideration of $2,124,000, which was applied against the promissory notes’ amounts owing; and

-	463,157 common shares were issued at a price of $1.78 per share, for total consideration of $826,000, which was applied against the remaining promissory notes’ amounts owing.

The promissory note holders were also shareholders of the Company, prior to settlement of the promissory notes.

The changes to the promissory notes are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	-	2,950,941
Interest paid	-	(74,691)
Amortization of extension cost for the year	-	73,750
Issuance of common shares to settle promissory notes (Note 13)	-	(2,950,000)
Balance, end of year	-	-

The changes to the warrants issued with the promissory notes are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	-	226,000
Estimated fair value change of warrants during the year	-	(226,000)
Balance, end of year	-	-

13.  Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is C$50,000 divided into 500,000,000 shares with a par value of C$0.0001 each. The holders of all ordinary shares are entitled to share equally in dividends declared by the Board of Directors. In the event of a winding-up or dissolution of the Company, the ordinary shareholders share equally and ratably in the assets of the Company, after payment of all debts and liabilities of the Company and after liquidation of any issued and outstanding preferred shares. The Memorandum and Articles of Association (“the Articles”) provide that the holders of ordinary shares generally are entitled to one vote per share.

Common shares issued and outstanding for the years ended December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Issued: 32,412,324 (2019: 24,422,462) common shares	3,241	6,049

Additional paid-in-capital outstanding for the years ended December 31, 2020 and 2019 is as follows:

	December 31,	December 31,
	2020	2019
	$	$
Balance, end of year	29,147,603	12,095,946

Share issuances for the year ended December 31, 2020

On April 3, 2020, the Company issued 9,575 common shares for professional services. The value was allocated $5 to share capital and $17,811 to additional paid-in capital. The valuation for the shares issued was based on the vendor invoices.

On May 7, 2020, the Company completed a brokered and non-brokered private placement of subscription receipts for aggregate proceeds of C$13,738,083 ($9,749,918) (“Financing”).

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

In aggregate, 4,579,361 subscription receipts were issued under the Financing, at a price of C$3.00 ($2.13) per subscription receipt. Each subscription receipt entitled the holder thereof to receive one common share of the Company and one-half of one share purchase warrant, upon satisfaction and/or waiver of certain escrow release conditions, in connection with the closing of the RTO.

Officers and senior management members of the Company subscribed for 122,374 subscription receipts as part of the Financing, for gross proceeds of C$367,122 ($260,546).

Each whole warrant will be exercisable to acquire one common share at a price of C$4.50 for a period of 2 years. If, at any time during this period, the closing price of the common shares exceeds C$4.00 for 15 consecutive trading days, the Company will immediately purchase for cancellation all the then outstanding warrants at a fixed price of C$1.00 per warrant. The warrants have been presented as a derivative liability (see Note 15). The fair value of the warrants on the issuance date was $650,012. The fair value of the warrants is based on the Monte Carlo simulation model with the following assumptions: stock price C$2.80 ($2.00), expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.27% and an expected life of 2 years. In making assumptions for expected volatility, Vox used the industry average as sufficient historical data was not available for the Company’s stock price.

In connection with the Financing, the Company paid the agents a cash commission of C$278,927 ($197,955). The agents also received 72,341 compensation warrants. Each compensation warrant is exercisable at a price of C$3.00 for a period of 2 years. The grant date fair value of the broker warrants is C$59,000 ($42,000). The estimated fair value of the warrants is based on the Black-Scholes option pricing model with the following assumptions: stock price - C$2.80 ($2.00), expected dividend yield – 0%, expected volatility – 57%, risk-free interest rate – 0.27% and an expected life of 2 years. In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Additionally, on May 19, 2020, the Company announced that the 4,579,361 subscription receipts have been automatically converted, without any further action on the part of the holders, into 4,579,361 ordinary shares of Vox and 2,289,667 ordinary share purchase warrants of Vox as a result of the satisfaction of the escrow release conditions.

The value of the Financing was allocated $1,134 to share capital, $9,098,772 to additional paid-in capital and $650,012 to derivative liabilities.

On May 15, 2020, the Company issued 58,638 common shares to a member of management at C$3.00 ($2.13) per share, based on the price of shares issued pursuant to the May 7, 2020 private placement. The value was allocated $15 to share capital and $124,985 to additional paid-in capital.

On May 15, 2020, the Company issued 400,859 common shares for the settlement of convertible notes, as disclosed in Note 10, for total consideration of $771,398. The value was allocated $99 to share capital and $771,299 to additional paid-in capital.

On May 15, 2020, the Company issued 985,110 common shares for the purchase of a database and royalty, as disclosed in Note 8, for total consideration of $1,985,394. The value was allocated $244 to share capital and $1,985,150 to additional paid-in capital.

During the year, the Company issued 1,721,948 common shares for the purchase of royalty acquisitions, as disclosed in Note 7, for total consideration of $3,616,008. The value was allocated $362 to share capital and $3,499,283 to additional paid-in capital. The value of the shares issued was based on the purchase price paid for the royalties. The valuation methodologies used for the royalties include a conventional discounted cashflow approach and related transactional benchmarking.

During the period, the Company issued 80,000 common shares at a value of $166,679 related to stock options exercised. The value was allocated $8 to share capital and $166,671 to additional paid-in capital. In addition, equity reserves was reduced by $87,814 and offset to additional paid-in capital.

During the year, the Company issued 37,427 common shares at a value of $77,887 related to warrants exercised. The value was allocated $4 to share capital and $77,883 to additional paid-in capital. In addition, equity reserves was reduced by $40,165 and offset to additional paid-in capital.

During the year, the Company issued 77,893 common shares at a value of $156,986 related to RSUs exercised. The value was allocated $8 to share capital and $156,978 to additional paid-in capital. In addition, equity reserves was reduced by $156,986 and offset to additional paid-in capital.

During the year, the Company cancelled 691,749 common shares. No consideration was paid for the cancellation of these common shares and the $4,760 value of these shares was recorded as a reduction to share capital.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until November 18, 2021, to purchase up to 1,628,289 common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. During the year, the Company, utilizing its NCIB, purchased and cancelled 69,200 common shares. The value was allocated $7 to share capital and $144,503 to additional paid-in capital.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

Share issuances for the year ended December 31, 2019

On March 30, 2019, the Company issued 1,654,114 common shares for the settlement of the promissory notes, as disclosed in Note 12, for total consideration of $2,950,000. The value was allocated $410 to share capital and $2,949,590 to additional paid-in capital. Of the 1,654,114 common shares issued:

-	1,190,957 common shares were issued, on the exercise of 1,190,957 warrants at an exercise price of $1.78 per warrant, for total consideration of $2,124,000, which was applied against the promissory notes’ amounts owing; and

-	463,157 common shares were issued at a price of $1.78 per share, for total consideration of $826,000, which was applied against the remaining promissory notes’ amounts owing.

On March 31, 2019, the Company issued 56,042 common shares for gross proceeds of $100,000. The value was allocated $14 to share capital and $99,986 to additional paid-in capital.

On June 30, 2019, the Company issued 140,650 common shares for the settlement of convertible notes, as disclosed in Note 10, for total consideration of $263,807. The value was allocated $35 to share capital and $263,772 to additional paid-in capital.

During the year, the Company issued 167,289 common shares at a value of $4,143 related to stock options exercised. The value was allocated $41 to share capital and $286,420 to additional paid-in capital. In addition, equity reserves was reduced by $282,318 and offset to additional paid-in capital.

During the year ended December 31, 2019, the Company issued 43,637 common shares for services rendered by a consultant and an employee of the Company. The value of the services was $81,204 and was allocated $11 to share capital and $81,193 to additional paid-in capital.

14.       Equity reserves

Warrants

The following summarizes the warrant activity for the years ended December 31, 2020 and 2019:

	2020		2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	C$
Outstanding, beginning of year	-	-	-	-
Granted	309,900	2.80	-	-
Exercised	(37,427)	1.33
Expired	(132)	1.33	-	-
Outstanding, end of year	272,341	3.00	-	-
Exercisable, end of year	272,341	3.00	-	-

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2020:

	Number of warrants	Exercise	Weighted average remaining contractual
Expiry date	outstanding	price	life
	#	C$	Years
April 29, 2022	200,000	3.00	1.33
May 7, 2022	72,341	3.00	1.35
	272,341	3.00	1.34

See Note 15 for additional warrants classified under derivative liabilities.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

The following summarizes the warrant equity reserve balance:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	-	-
Issuance of warrants	198,671	-
Exercise of warrants	(40,165)	-
Balance, end of year	158,506	-

The Company used the Black-Scholes valuation model to estimate the grant date fair value of warrants issued during the period using the following weighted average assumptions:

	December 31,	December 31,
	2020	2019
Expected stock price volatility	57%	N/A
Risk-free interest rate	0.30%	N/A
Expected life	1.82 years	N/A
Grant date share price	2.01	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

Options

The Company maintains a stock option plan (“the Plan”) whereby certain key employees, officers, directors and consultants may be granted stock options for common shares of the Company. The maximum number of common shares that are issuable under the Plan is fixed at 20% of the number of common shares issued and outstanding as of May 19, 2020. As of December 31, 2020, the maximum number of common shares that are issuable under the Plan is 6,413,750. The exercise price and vesting terms are determined by the Board of Directors.

The following summarizes the stock option activity for the years ended December 31, 2020 and 2019:

	2020		2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	$
Outstanding, beginning of year	-	-	167,289	0.025
Granted	92,000	1.61	-	-
Forfeited	(6,000)	3.50	-	-
Exercised	(80,000)	1.33	(167,289)	0.025
Outstanding, end of year	6,000	3.50	-	-
Exercisable, end of year	6,000	3.50	-	-

The weighted average exercise date share price was C$3.28 (2019 - $1.86) per share for the year ended December 31, 2020.

The following table summarizes information of stock options outstanding as at December 31, 2020:

		Options Outstanding		Options Exercisable
		Number of	Weighted average	Number of	Weighted average
	Exercise	options	remaining	options	remaining
Expiry date	price	outstanding	contractual life	exercisable	contractual life
	C$	#	Years	#	Years
February 15, 2021	3.50	6,000	0.13	6,000	0.13
		6,000	0.13	6,000	0.13

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

The following summarizes the stock option equity reserve balance:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	-	282,318
RTO stock options	87,814	-
Share-based compensation expense	4,043	-
Exercise of stock options	(87,814)	(282,318)
Balance, end of year	4,043	-

The Company used the Black-Scholes valuation model to estimate the grant date fair value of stock options issued during the year using the following weighted average assumptions:

	December 31,	December 31,
	2020	2019
Expected stock price volatility	57%	N/A
Risk-free interest rate	0.28%	N/A
Expected life	1.13 years	N/A
Grant date share price	2.06	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

12,000 stock options granted during the year ended December 31, 2020 vest in 4 equal amounts, with each ¼ of the common shares underlying the option vesting on each of June 15, 2020, October 15, 2020, February 15, 2021 and June 15, 2021. The options vesting on February 15, 2021 and June 15, 2021 were forfeited on November 15, 2020. In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

Restricted Share Unit (“RSU”) Plan

The Company adopted a RSU Plan, which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash. The share-based compensation expense will be recorded over the vesting period. The RSUs vest as follows:

-	1,602,301 vest daily over the period from May 19, 2020 to December 31, 2020;
-	467,355 vest 1/6 on each of July 1, 2020, January 1, 2021, July 1, 2021, January 1, 2022, July 1, 2022 and January 1, 2023;
-	70,075 vest 1/3 on each of June 1, 2021, June 1, 2022 and June 1, 2023; and
-	63,068 vest 1/3 on each of August 10, 2021, August 10, 2022 and August 10, 2023.

The following summarizes the RSU activity for the years ended December 31, 2020 and 2019:

	2020		2019
		Weighted		Weighted
		average fair		average fair
	Number	value	Number	value
	#	$	#	$
Outstanding, beginning of year	-	-	-	-
Granted	2,202,799	2.04	-	-
Exercised	(77,893)	2.02	-	-
Outstanding, end of year	2,124,906	2.04	-	-
Vested, end of year	1,602,301	2.02	-	-

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

The following summarizes the RSU equity reserve balance:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	-	-
Share-based compensation expense	3,873,401	-
Exercise of RSUs	(156,986)	-
Balance, end of year	3,716,415	-

15. Derivative liabilities

The following summarizes the derivative liabilities balance for the years ended December 31, 2020 and 2019:

	December 31,	December 31,
	2020	2019
	$	$
Warrants	755,310	-
PSUs	287,332	-
Convertible notes	-	61,697
	1,042,642	61,697
Less: current portion	-	(39,832)
Non-current portion	1,042,642	21,865

Warrants

In connection with the Financing (see Note 13), the Company granted 2,289,667 common share purchase warrants. Each whole warrant will be exercisable to acquire one common share at a price of C$4.50 for a period of 2 years. If, at any time during this period, the closing price of the common shares exceeds C$4.00 for 15 consecutive trading days, the Company will immediately purchase for cancellation all the then outstanding warrants at a fixed price of C$1.00 per warrant. See subsequent events Note 24.

The following summarizes the warrant activity for the years ended December 31, 2020 and 2019:

	2020		2019
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
	#	C$	#	C$
Outstanding, beginning of year	-	-	1,190,957	1.78
Exercised	-	-	(1,190,957)	1.78
Granted	2,289,667	4.50	-	-
Outstanding, end of year	2,289,667	4.50	-	-
Exercisable, end of year	2,289,667	4.50	-	-

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2020:

	Number of		Weighted average
	warrants	Exercise	remaining contractual
Expiry date	outstanding	price	life
	#	C$	Years
May 14, 2022	2,289,667	4.50	1.37
	2,289,667	4.50	1.37

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

The following summarizes the warrant derivative liabilities balance:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	-	-
Issuance of warrants	650,012	-
Change in valuation of warrants	105,298	-
Balance, end of year	755,310	-

The Company used the Monte Carlo simulation model to estimate the grant date fair value of warrants issued during the years using the following weighted average assumptions:

	December 31,	December 31,
	2020	2019
Expected stock price volatility	62%	N/A
Risk-free interest rate	0.17%	N/A
Expected life	1.37 years	N/A
Grant date share price	2.36	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

Performance Share Unit (“PSU”) Plan

The Company adopted a PSU Plan, which provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

The following summarizes the PSU activity for the years ended December 31, 2020 and 2019:

	2020		2019
		Weighted		Weighted
		average fair		average fair
	Number	value	Number	value
	#	$	#	$
Outstanding, beginning of year	-	-	-	-
Granted	648,246	1.36	-	-
Outstanding, end of year	648,246	1.36	-	-
Vested, end of year	-	-	-	-

The following summarizes the PSU derivative liabilities balance:

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	-	-
Share-based compensation expense	287,332	-
Balance, end of year	287,332	-

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

The Company used the Monte Carlo simulation model to estimate the grant date fair value of PSUs issued during the period using the following weighted average assumptions:

	December 31,	December 31,
	2020	2019
Expected stock price volatility	58%	N/A
Risk-free interest rate	0.25%	N/A
Expected life	1.30 years	N/A
Grant date share price	2.36	N/A
Expected forfeiture rate	-	N/A
Expected dividend yield	-	N/A

Convertible notes and promissory notes

The following summarizes the derivative liabilities balance:

	December,	December 31,
	2020	2019
	$	$
Balance, beginning of year	61,697	305,514
Change in valuation related to convertible notes (Note 10)	(16,647)	(4,010)
Conversion of convertible notes	(45,050)	(13,807)
Change in valuation of warrants related to promissory notes	-	(226,000)
	-	61,697
Less: current portion	-	(39,832)
Non-current portion	-	21,865

The Company used the Black-Scholes valuation model to estimate the grant date fair value of derivatives issued during the period. See Note 10 for the weighted average assumptions for the embedded derivatives included in the convertible notes, which were settled during the year.

16. General and administration

The Company’s general and administrative expenses incurred for the years ended December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
	$	$
General and administration	552,031	282,153
Professional fees	354,872	209,250
Salaries and benefits	1,342,548	698,672
Depreciation	114,712	-
	2,364,163	1,190,075

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

17. Other income

The Company’s other income (expenses) earned for the years ended December 31, 2020 and 2019 are as follows:

	December 31,	December 31,
	2020	2019
	$	$
Fair value change of embedded derivatives	(88,651)	283,166
Service income	-	109,320
Interest income	39,113	151,184
Interest expense	(82,162)	(104,430)
Foreign exchange gain	526,687	-
Break fee income	-	142,320
Amortization of cost related to extension of promissory note	-	(73,750)
	394,987	507,810

18. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2020 and 2019 were as follows:

	December 31,	December 31,
	2020	2019
	$	$
Short-term employee benefits	1,083,525	454,543
Share-based compensation	3,573,251	-
	4,656,776	454,543

A Director of the Company was also a Director of Titan up until April 2019. See Notes 5 and 6.

See also Notes 11, 13, 19 and 24.

19. Commitments and contingencies

As at December 31, 2020, the Company did not have any right-of-use assets or lease liabilities.

The Company is committed to minimum annual lease payments for its premise, which renews on a quarterly basis and certain consulting agreements, as follows:

2021
$
Operating leases	12,980
Consulting agreements	183,159
196,139

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

The Company is party to certain management contracts. These contracts require that additional payments of up to $1,280,000 be made upon the occurrence of a change in control and $637,500 upon the occurrence of employee terminations. As a triggering event has not taken place, the contingent payments have not been reflected in these consolidated financial statements.

The Company is party to certain milestone payments for royalty acquisitions, as described in Note 7. The cumulative amount of milestone payments to be made, based on certain criteria requirements being met is up to $2,150,290, comprising amounts of C$200,000, A$970,000, and $1,250,000.

See Note 5 for commitment to purchase royalties from Titan.

20. Supplemental cash flow information

	December 31,	December 31,
	2020	2019
	$	$
Change in accrued royalty acquisition costs	3,750	-
Change in accrued deferred royalty acquisitions	22,479	-
Share issuance for royalty acquisition costs	3,499,645	-
Warrants issuance for royalty acquisition costs	116,363	-
Share issuance for intangible asset and royalty acquisition cost	1,985,394	-
Share issuance for settlement of convertible notes	771,398	263,807
Convertible notes issuance for royalties	-	452,409
Broker warrants	42,000	-
Accounts payable acquired on RTO	(16,864)	-
Non-cash warrant exercise and issuance of common shares in settlement of promissory notes	-	2,950,000

21. Segment information

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

For the years ended December 31, 2020 and 2019, the Company operated in one reportable segment being the acquisition of royalty interests and stream metal purchase agreements.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

For the year ended December 31, 2020, the Company recognized royalty revenue from two of its royalties, Brauna, located in Brazil, and Dry Creek, located in Australia.

The Company has the following non-current assets in three geographic locations:

	December 31,	December 31,
	2020	2019
	$	$
Australia	6,041,759	1,000,827
Peru	1,500,000	2,299,837
South Africa	764,016	-
Brazil	700,961	444,972
Nigeria	706,425	-
Cayman Islands	1,722,788	-
Madagascar	188,437	188,437
Total	11,624,386	3,934,073

22. Income taxes

Provision for income taxes

The Company is subject to income, value added, withholding and other taxes. The taxable earnings of each corporate entity tax resident in Australia or Canada is subject to tax under the tax law of the respective jurisdiction. The Company is using a weighted average of the domestic tax rate applicable to its Canada and Australia operations for the income tax reconciliation.

	December 31,	December 31,
	2020	2019
	$	$
Loss before income taxes	(10,231,403)	(1,241,287)
Weighted average domestic tax rate	30%	0%
Income tax recovery based on weighted average domestic tax rates	(3,069,000)	-
Adjustment to expected tax benefit:
Foreign operations with difference in tax rates	2,997,000	-
Temporary differences not recognized in the year	37,000
Royalty, stream and other interests	(1,804,000)
Change in benefit of tax assets not recognized	1,839,000	-
Deferred income tax provision (recovery)	-	-

The following is a summary of the tax rates in the various taxable jurisdictions:

	December 31,	December 31,
	2020	2019
Australia	30%	30%
Canada	27%	27%
Cayman Islands	0%	0%

Deductible temporary differences

	December 31,	December 31,
	2020	2019
	$	$
Non-capital loss carry forwards	(6,131,000)	-
Change in benefit of tax assets not recognized	(6,004,000)
Other temporary differences	115,000	-
Total	(12,020,000)	-

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can use the benefits.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

Tax loss carryforwards

	December 31,	December 31,
	2020	2019
	$	$
2039	2,000	-
Indefinite	6,131,000	-
	6,133,000	-

Tax loss carryforwards comprise $2,000 related to the Company’s Canadian subsidiary and $6,131,000 to its Australian subsidiary.

23. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2020 and 2019.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s trade accounts receivable.

The Company's credit risk is primarily attributable to cash and amounts receivables. The Company monitors the credit risk and credit standing of its customers on a regular basis. As at December 31, 2020 and 2019, amounts receivables were 100% collectible, other than as disclosed in Note 5 regarding the provision for ECL recorded.

Cash is generally invested in cash accounts or short-term interest-bearing securities issued by the chartered banks. At December 31, 2020, the Company had $nil (December 31, 2019 - $nil) invested in term deposits. Management believes the risk of loss associated with these assets to be remote.

Management believes that the credit risk concentration with respect to financial instruments included in assets has been reduced to the extent presently practicable.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company endeavors to have sufficient cash on demand to meet expected operational expenses, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot be reasonably predicted.

At December 31, 2020, the Company has a cash balance of $3,153,958 (December 31, 2019 - $30,315) to settle current liabilities of $226,420 (December 31, 2019 - $1,367,005). All of the Company’s financial liabilities generally have contractual maturities of less than 30 days and are subject to normal trade terms, except for derivative liabilities (Note 15).

In addition to the commitments disclosed in Note 19, the Company is obligated to the following contractual maturities of undiscounted cash flows as at December 31, 2020:

	Carrying	Contractual
	amount	cash flows	Year 1	Year 2-3	Year 4-5	Thereafter
	$	$	$	$	$	$
Accounts payable and accrued liabilities	226,420	226,420	226,420	-	-	-
Total	226,420	226,420	226,420	-	-	-

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is subject to foreign exchange risk related to cash in Canadian dollars, with a value of C$3,916,897 ($3,076,409) and derivative liabilities held in Canadian dollars, with an estimated fair value of C$1,327,501 ($1,042,642) as at December 31, 2020. The Company is therefore subject to gains and losses due to fluctuations in the related currency relative to the US dollar. As at December 31, 2020, a 10% change in the Canadian dollar, would have an impact of $308,000 and $105,000, on cash and derivative liabilities, respectively, and on the consolidated statement of loss and comprehensive loss.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalty streams are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of base metals. The price of base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

The Company addresses this risk through the contract terms of its streaming agreements, typically having a commodity purchase price that is the lesser of a fixed amount and 80% of the then prevailing market price. This ensures a positive margin on all commodity transactions.

Fair value of financial instruments

The carrying amounts for cash, current amounts receivables, accounts payable and accrued liabilities, due to shareholder and current portion of convertible notes on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The fair value of the derivative liabilities were estimated based on the assumptions disclosed in Notes 10 and 15.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;

-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2020 and 2019, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are estimated using Level 1, 2 and 3 inputs, and derivative liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at December 31, 2020:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Derivative liabilities	-	-	(1,042,642)	(1,042,642)
	-	-	(1,042,642)	(1,042,642)

As at December 31, 2019:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Investments	819,495	1,035,097	-	1,854,592
Derivative liabilities	-	-	(61,697)	(61,697)
	819,495	1,035,097	(61,697)	1,792,895

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

Level 2 Hierarchy

During the year ended December 31, 2020, private investments of A$14,000 ($11,746) were disposed and there were no transfers between levels. During the year ended December 31, 2019, there were no transfers between levels.

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	1,035,097	1,056,000
Disposal at cost – shares	(10,730)	(13,290)
Realized loss on investments	(1,016)	(2,038)
Unrealized loss on investment	(1,023,351)	(5,575)
	-	1,035,097

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2020 and 2019. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of loss and comprehensive loss.

	December 31,	December 31,
	2020	2019
	$	$
Balance, beginning of year	61,697	305,514
Issuance of Financing warrants (Note 15)	650,012	-
Change in valuation of Financing warrants (Note 15)	105,298	-
Share-based compensation expense on PSUs (Note 15)	287,332	-
Change in valuation related to convertible notes (Note 10)	(16,647)	(4,010)
Conversion of convertible notes (Note 10)	(45,050)	(13,807)
Change in valuation of promissory note warrants (Note 12)	-	(226,000)
	1,042,642	61,697

Capital management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at December 31, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

24. Subsequent events

On January 21, 2021, Vox completed the acquisition of a portfolio of five royalties from Breakwater Resources Ltd. and its affiliates (“Breakwater”). The total consideration paid to Breakwater was C$1,125,001, consisting of cash of C$400,001 and the issuance of 252,878 common shares of the Company, valued at C$725,000.

On February 3, 2021, the Company held a Warrantholder Meeting (“Meeting”). At the Meeting, the holders of 2,289,667 common share purchase warrants that were originally set to expire on May 14, 2022 (“Warrants”), unanimously voted in favour to amend the Warrants to (a) remove the compulsory call option held by the Company, and (b) in conjunction with the foregoing, extend the term of the Warrants by 12 months, such that the warrants will now expire on May 14, 2023.

Vox Royalty Corp.

Notes to the Consolidated Financial Statements
Years ended December 31, 2020 and 2019
(Expressed in United States Dollars)

On February 19, 2021, the Company granted an aggregate of 116,108 RSUs to independent board members. The vesting of the RSU’s occurs in three stages, with 25,802 RSUs vesting immediately, 45,153 RSUs vesting on the first anniversary and 45,153 vesting on the second anniversary dates. Each RSU entitles the holder to receive one common share of the Company.

On March 12, 2021, Vox completed the acquisition of a portfolio of three royalties from Gibb River Diamonds Ltd. (“Gibb River”). The total consideration paid to Gibb River was C$325,000, paid in cash.

On March 25, 2021, the Company closed an offering of common shares with a syndicate of underwriters pursuant to which the underwriters purchased, on a bought deal basis, 5,615,776 units at C$3.00 per share for total gross proceeds of C$16,847,298. The common shares were offered pursuant to a final prospectus supplement dated March 22, 2021 to the Company’s short form base shelf prospectus dated October 2, 2020. Each unit issued consisted of one common share of the Company and one half of one share purchase warrant of the Company. Each whole warrant will be exercisable to acquire one common share of the Company for a period of 36 months at an exercise price of C$4.50 per warrant. In consideration for services provided in connection with the offering, the underwriters received a cash commission equal to 6.0% of the gross proceeds of the Offering.

On March 30, 2021, Vox completed the acquisition of a portfolio of two royalties from Horizon Minerals Limited (“Horizon”). The upfront consideration paid to Horizon was A$4,000,000. A further payment of A$3,000,000 is payable, in cash or shares, at the Company’s sole discretion, upon certain milestones being met.

On March 30, 2021, Vox completed the extinguishment of the outstanding balance of the Koolyanobbing royalty pre-payment through a cash payment of A$1,782,032.

Subsequent to December 31, 2020, 1,693,095 common shares were issued related to RSUs exercised.